EXHIBIT 12.1 STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED DISTRIBUTIONS

EOP OPERATING LIMITED PARTNERSHIP
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

	FOR THE THREE MONTHS		FOR THE SIX MONTHS
	ENDED JUNE 30,		ENDED JUNE 30,

(Dollars in thousands)	2001	2000	2001	2000

Income before allocation to minority interests, income from investment in unconsolidated joint ventures, net gain on sales of real estate, extraordinary items and cumulative effect of a change in accounting principle	$133,749	$104,910	$270,740	$206,589

Plus Taxes	3,056	629	4,573	675

Plus Fixed Charges:

Interest expense	156,921	111,303	314,861	211,835

Capitalized interest	4,631	3,274	9,658	8,417

Loan amortization cost	2,703	1,101	4,029	2,478

Fixed charges	164,255	115,678	328,548	222,730

Plus preferred distributions, net	10,877	10,883	21,761	21,580

Subtotal fixed charges and preferred distributions, net	175,132	126,561	350,309	244,310

Plus amortization of capitalized interest	398	266	622	447

Plus distributed income of investments in unconsolidated joint ventures	29,023	25,354	52,338	29,700

Less preferred distributions, net	(10,877)	(10,883)	(21,761)	(21,580)

Less capitalized interest	(4,631)	(3,274)	(9,658)	(8,417)

Earnings	$325,850	$243,563	$647,163	$451,724

Fixed Charges:

Interest expense	$156,921	$111,303	$314,861	$211,835

Capitalized interest	4,631	3,274	9,658	8,417

Loan amortization cost	2,703	1,101	4,029	2,478

Fixed charges	164,255	115,678	328,548	222,730

Preferred distributions, net	10,877	10,883	21,761	21,580

Subtotal fixed charges and preferred distributions, net	$175,132	$126,561	$350,309	$244,310

Ratio of combined fixed charges and preferred distributions to earnings	1.9	1.9	1.8	1.8